UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

3W Cyber Logistics, Inc.
(Name of Small Business Issuer in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

88-040-9155
(I.R.S. Employer Identification No.)

1208 - 808 Nelson Street,
Vancouver, British Columbia, Canada V6Z 2S1
(Address of principal executive offices and Zip Code)

(604) 683-8018
Issuer's telephone number:

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered: None

Name of each exchange on which each class is to be registered: N/A

Securities to be registered under Section 12(g) of the Act:

Title of class: Common Shares, par value $0.001

INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Introduction

3W Cyber Logistics, Inc. is a software development company specializing in the development of an internet-based cargo logistics system. Our corporate and head office is located at 1208 - 808 Nelson Street, Vancouver, British Columbia, Canada V6Z 2S1. Our telephone number is (604) 683-8018 and our facsimile number is (604) 688-6313.

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States dollars. All references to "CDN$" refer to Canadian dollars and all references to "common shares" refer to the common shares in our capital stock.

As used in this registration statement, the terms "we", "us", "our", and "3W Cyber" means 3W Cyber Logistics, Inc., unless otherwise noted.

Business Development During Last Three Years

We were incorporated under the laws of the State of Nevada on September 24, 1996, under the name M+T Nursing Services. On September 29, 1999, we changed our name to 3W Cyber Logistics, Inc. By resolution of our shareholders and our board of directors, we effected a forward split on a 100:1 basis for all shareholders of record on September 29, 1999. Prior to the forward split, we had 20,000 shares issued and outstanding. After the forward split, we had 2,000,000 shares issued and outstanding. On June 15, 2000, we filed a Certificate of Amendment of Articles of Incorporation (which we subsequently corrected by filing a Certificate of Correction on January 23, 2001), increasing our authorized capital stock from 25,000 shares to 100,000,000 shares, and increasing the then issued and outstanding shares from 20,000 to 2,000,000.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of our business.

Prior to July 11, 2000, we operated as a development stage company or an inactive shell company. Prior to July 11, 2000, we were seeking to either identify a suitable business opportunity or enter into a suitable business combination.


On July 11, 2000 we entered into an agreement with Farrington International, Inc. ("Farrington"), a British Virgin Islands company, pursuant to which we purchased the computer hardware and software which we now use for the business of our company. We issued 6,000,000 of our common shares to Farrington and as a result Farrington, at that time, owned 75% of our issued and outstanding shares. For further details on this transaction, see the section entitled "Business of 3W Cyber Logistics, Inc.". The agreement with Farrington was accounted for as a recapitalization, since at the completion of this exchange with Farrington, Farrington controlled our company. Following the accounting for recapitalization, the financial statements subsequent to the closing of the exchange with Farrington are presented as a continuation of Farrington. Accordingly, our operations are consolidated with those of Farrington since the date of the acquisition of our company by Farrington. See Note 4 to the audited financial statement for the year ended August 31, 2000 for details on the accounting of the recapitalization.

On April 11, 2001, the 6,000,000 common shares of our company issued to Farrington were distributed to the following shareholders of Farrington: Shio Chau (Paul) Dunn as to 3,000,000 shares, Li Ying Yan as to 1,200,000 shares, Wai Yip Chu as to 900,000 shares and Gim Choon Teoh as to 900,000 shares. As a result, Farrington is no longer a 75% beneficial owner of the shares in the capital of our company, and no longer controls our company.

Business of 3W Cyber Logistics, Inc.


Prior to July 11, 2000, we operated as a development stage company. On July 11, 2000, we entered into a Purchase and Sale Agreement (the "Purchase Agreement") with Farrington International Inc., pursuant to which we purchased all of Farrington's computer equipment and the rights to an internet-based cargo logistics system. The purchase price payable by us to Farrington for these assets pursuant to the Purchase Agreement was based upon the value of the computer equipment, estimated to be $150,000. Since the last private placement of our common shares prior to the date of the Purchase Agreement was effected at a price of $0.025 (after accounting for the forward split), we issued 6,000,000 shares to Farrington. Our board of directors approved the agreement on December 14, 2000 and we took possession of the hardware and software on that date. We issued the shares to Farrington on February 27, 2001. This was a related party transaction as Farrington is currently, and was at the time of the transaction, a private company of which 20% of the issued and outstanding shares are owned by Li Ying Yan, one of our directors, 50% of the issued and outstanding shares are owned by Paul Shio Chau Dunn, our President and one of our directors and 15% of the issued and outstanding shares are owned respectively by each of Wai Yip Chu and Gim Choon Teoh, each of whom is one of our key employees. Paul Dunn negotiated the Purchase Agreement on behalf of Farrington and Li Ying Yan negotiated on our behalf. Both parties agreed that the purchase price of 6,000,000 common shares was a fair and reasonable purchase price because it represented only the cost of the computer equipment being purchased, estimated at $150,000, divided by $0.025, being the price per share that we last sold our common shares to other shareholders (after accounting for the forward split). Farrington sold the assets to us because Paul Dunn anticipated the need to obtain financing in the future, and wished to raise such financing through a U.S. domestic corporation.

Because Farrington obtained control (75%) of our company as a result of the closing of the Purchase Agreement and the issuance of the 6,000,000 common shares, the Purchase Agreement was accounted for as a recapitalization. Following the accounting for recapitalization, the financial statements subsequent to the closing of the Purchase Agreement are presented as a continuation of Farrington. Accordingly, our operations were consolidated with those of Farrington from the date of the acquisition of our company by Farrington. See Note 4 to the audited financial statements for the year ended August 31, 2000 for details on the accounting of the acquisition.

On July 11, 2000, we began operations, and continue to operate, as a software development company specializing in the development of an internet-based cargo logistics system. Our target market is primarily the freight forwarding industry. We have entered into licensing agreements with Wice Marine Services Ltd. (in Hong Kong), AA Freight Forwarding Inc. (in Taipei, Taiwan) and Wice Freight Services Inc. (in New York), copies of which are attached to this registration statement as exhibits. Paul Shio Chau Dunn, our President and one of our directors, is the managing director of Wice Marine Services Ltd. and Wice Freight Services Inc.

Industry Description: Traditional Freight Forwarding Systems

Freight forwarding companies and logistics operators typically utilize between 15 and 20 agents, affiliates and associate companies worldwide to conduct their daily business. The nature of the freight forwarding industry dictates that each individual shipment may be handled numerous times, by many different organizations, prior to reaching its final destination. For each cargo transaction, a minimum of five entities are involved:

1. the customer in the shipping country;

2. the forwarder in the shipping country;

3. the carrier between the shipping country and the destination country;

4. the forwarder in the destination country; and

5. the customer in the destination country.

Presently, each of these five entities typically utilizes an independent processing and tracking system, making the shipment difficult to track on an ongoing, real time basis. In addition, the typical freight forwarding process presently produces large volumes of paperwork, leading to increased costs and the possibility of human error, and generally slowing the dissemination of information.

The Cargo Logistics System

In an attempt to resolve the logistics problems presently encountered by freight forwarding companies and logistics companies, we are continuing the development of the internet-based cargo logistics system initiated by Farrington. Our cargo logistics system will enable each of the entities involved in the shipping process to access a common, centralized database and to utilize a standardized user interface when entering, tracking or receiving shipments. Our cargo logistics system will utilize a centralized database that will be accessible through the internet on our website at "www.3wcyberlogistics.com". This centralized database architecture will enable remote users to access real time information from any location in the world. Users will access the database through cargo logistics "modules" using a personal computer or mobile device with an internet browser and internet connection. Security will be provided through a combination of secure connections and password protected user accounts.

Freight forwarders in both the shipping and receiving countries will access the same centralized database and will therefore have access to the same real time information. Our cargo logistics system will also be capable of providing and processing all cargo handling documentation and allowing the shipper, the receiver and all other related parties to track the shipment, provided that they have an enabled user account and password. Our cargo logistics system is modeled on air/ocean cargo shipping and tracking procedures and will provide the following advantages to its users:

- Decreased usage costs: the cost to each customer will be limited to the number of modules of our cargo logistics system used by that customer;

- Decreased software costs: the user will not be required to pay for software upgrades or monthly system maintenance fees;

- Elimination of "networking" and "data center" costs: the customer's personal computer will not need to be internally networked in order to run our cargo logistics system, nor will the customer have to maintain a costly and complex data center, as our cargo logistics system will serve as the corporate data center;

- Elimination of the need for extensive software training: our cargo logistics system is designed using the latest graphical user interface technology and is designed to be both intuitive and user friendly;

- Increased capacity: our cargo logistics system will contain information to provide answers to the questions most frequently asked by companies in the freight forwarding industry. Using our cargo logistics system, companies will be able to access relevant information without contacting a customer service representative, which will effectively increase the capacity and efficiency of any organization using our cargo logistics system;

- Reduced operating costs: our cargo logistics system will reduce operating costs through the elimination of document handling procedures and a corresponding reduction in the amount of time required in managing the documentation process; and

- Improved customer service: our cargo logistics system will assist its users in providing superior customer service to their clients by enabling users to provide prompt and accurate responses to customer queries.

Marketing

We will market our cargo logistics system to corporations operating in the freight forwarding and cargo industries. We are currently developing a sales and marketing program outlining four phases of operation. We intend to offer our primary services, which are services that we have determined to be essential to the daily operations of commercial logistics operators. We will charge for the primary services that we offer to such logistics operators. We also intend to offer complimentary services which are not essential to the daily operations of commercial logistics operators but which will add value to users of our website, thus encouraging such operators to visit our website. We will offer these complimentary services at no charge with the aim of establishing our cargo logistics system as the industry standard for logistics information. Descriptions and examples of each of these service offerings are described below.

The first phase will involve the distribution to an initial corporate user group. The second phase will involve rapid development of our corporate base clients through a process of network marketing. The third phase will involve expanding our corporate base clients by using marketing methods such as trade shows and targeted advertising. These first three phases focus on the implementation, deployment and sale of our primary services. The fourth phase will involve the introduction of our complimentary services.

We intend to adopt the following strategies with respect to the direct marketing of our cargo logistics software:

1. advertising in international shipping and trade magazines such as Pacific Shipper and Shipping Gazette, and offering in each advertisement a 60 day free trial membership;

2. promoting our software at road shows by conducting seminars in major cities and ports, and by demonstrating our software to freight forwarders, customs brokers and cargo carriers at their place of business;

3. creating incentives for existing members (including usage fee discounts, commission or bonus point accumulation) based on the number of referrals they make, with the hope of inducing new memberships; and

4. promoting our software through strategic relationships within the freight forwarding industry, including airlines, ocean carriers and distribution warehouses, pursuant to which relationships we may agree to posting a link to one another's websites or interfacing cargo information and tracking.

Our Project Manager will head our sales and marketing group under the supervision of our President during Phase One. We intend to hire a second person to assist our Project Manager during Phase Two.

In order to facilitate adoption of our cargo logistics system, the first software modules developed for use by the corporate base clients (and eventually by all of our users) will implement existing universal standards and processes. These modules will include, among others:

- master airway bills;

- master bills of lading;

- house airway bills;

- house bills of lading;

- cargo booking charts;

- cargo manifests;

- loading plans and diagrams; and

- revenue summaries.

Subsequent system releases will introduce modules such as agency directories and quota utilization updates.

We intend to utilize the following pricing strategy at least through Phase One of the implementation of our cargo logistics software:

1. one time membership set up fee of $500.00;

2. documentation module fee of $0.50 per module;

3. annual data storage fee of $0.10 per module; and

4. program modification fee (optional) of $5.00 per item.

We anticipate that our services will be utilized in numerous international markets. In order to facilitate this complex process, we will concentrate on particular markets in a sequential fashion. This will allow us to successfully implement the standards and the practices of a particular country and to align these standards with existing universal standards and the practices of the United States. When developing the software for a particular market, we will consider issues including market specific port customs regulations, market specific duty tariffs, delivery orders and cargo releases. In order to ensure that the procedures and standards of a particular market are implemented, we intend to work closely with freight forwarding and cargo companies with extensive operations in the specific market under development. This partnership approach will greatly improve the likelihood of creating a software product that satisfies the requirements of clients operating within a particular region. Our existing partners and clients are presently assisting in the development of cargo logistics system software modules that will serve markets in the United States, Canada and a number of Asian countries.

Primary Services

Phase One


To date, a total of 36 companies worldwide have expressed an interest in utilizing our cargo logistics system. We released the first version of our cargo logistics software system on July 30, 2001. A third generation mobile communication technology has been incorporated into our software, and as a result, our cargo logistics software will be accessible not only by computer but also by third generation mobile phone and palm pilot users. Although our software was ready to be released in July, 2001, as of November 30, 2001, none of the 36 companies are using the software system. Although we originally anticipated that several or all of the 36 companies would be utilizing our cargo logistics software by this time, we decided to conduct an internal assessment of our cargo logistics software against other software being developed so that we can further enhance our software to meet the needs of the companies involved in the cargo industry and provide a comprehensive product once our software is publicly released. During this assessment, we reviewed software being developed by Traxon, C-Team Systems Inc. and Capstan Systems Inc. This assessment was conducted by our software developers with the assistance of representatives from Wice Marine Services and Wice Freight Services, companies involved in the freight forwarding industry.

Our assessment revealed that the companies currently developing software similar to our software will offer their customers services similar to those offered by our cargo logistics systems, although much narrower in scope and only within each company's respective network. These companies are building software modules, such as a shipping software and warehouse software module, as opposed to a fully integrated system. In contrast, our cargo logistics system will be available to anyone with a personal computer or mobile device with an Internet connection and browser regardless of which shipping company or carrier the user chooses to utilize. In addition, as noted, our cargo logistics system is a fully integrated system, rather than a group of unconnected software modules. We have discovered, however, that we should design our cargo logistics software to be more user friendly and have a quicker response time as users move from screen to screen within the system. We have also discovered that our cargo logistics software should be able to link with or provide data to other independent accounting software packages currently used in the freight forwarding and cargo industries.

In addition to our assessment of other software currently being developed, in September 2001, we installed our cargo logistics software on a test basis in the offices of Wice Marine Services (Hong Kong) and Wice Freight Services (New York). We are using this installation to test our software with the view to uncovering any problems which may require modification or upgrades to our software.

At this time, we anticipate that any modifications and upgrades to our cargo logistics software will be completed by March, 2002, and at that time, we would be in a position to publicly release our software.

The agreements to be entered into by each of the 36 companies who have expressed an interest in utilizing our cargo logistics software will be uniform in nature, and contain the following material terms:

1. each agreement grants the licensee a one site, non-exclusive license for the use of our web-based cargo logistics software;

2. the initial deposit for a three month trial membership is $5,000;

3. at the end of the three month trial period, the licensee may:

a) proceed with a full membership, the cost of which shall be based on the following fee schedule:

i) one-time membership set up fee: $500.00

ii) program module usage fee: $0.50 per module;

iii) annual data storage fee: $0.10 per module

iv) program modification fee (optional): $5.00 per item

b) elect not to proceed with a full membership, following which 50% of the initial deposit will be refunded to the licensee; and

4. the agreement may be terminated at any time by the licensee by discontinuing use of the software, or may be terminated by the licensor upon breach of the agreement by the licensee.

To date, none of the 36 companies have executed agreements. We anticipate that we will not enter into any such agreements until we have further developed our cargo logistics software.

Phase Two

As noted, to date none of the initial 36 companies have executed agreements. We anticipate that we will not enter into any such agreements until we have received feedback and have further developed our cargo logistics software. We expect to complete the current round of modifications and upgrades to our cargo logistics software by March, 2002, and then, depending on the nature of the feedback, to further develop our cargo logistics software. After we have completed the further development of our software, we intend to approach the 36 companies with the view to having them commence utilizing our software. After several of these 36 companies begin using our cargo logistics software, we intend to initiate the second phase of our sales and marketing plan, which will be a progression of our phase one marketing, and which will target additional corporations within the freight forwarding and cargo industries using a "network marketing" strategy. The "network marketing" strategy will directly engage partners and associates of these initial 36 companies. As previously noted, freight forwarding and logistics companies typically utilize a network of 15 to 20 agents. We feel that if properly motivated, these initial 36 companies could become an effective and influential sales tool for the cargo logistics system. We estimate that these initial 36 companies will provide access to between 500 - 700 potential clients, and that those potential clients could increase the usage of our cargo logistics system by between 27,500,000 to 38,500,000 module usages per year, calculated using the industry standard of approximately 55,000 module usages per client per year. Our phase two benchmark is based upon 500 new clients and transaction volume of 30,000,000 per year. To ensure that we have adequate technical support, and for hardware safety reasons, we have divided our phase two benchmark into two stages:

- Stage One: 250 new clients with a resultant transaction volume of 15,000,000 module usages per year by September, 2002; and

- Stage Two: 500 new clients with a resultant transaction volume of 30,000,000 module usages per year by March, 2003.

Our estimations for our phase two benchmarks are based upon a projection of 1,000 transactions (either air or ocean) for each small to mid-sized freight forwarder per month. Each such transaction would induce the use of at least five modules of our cargo logistics software. Therefore, over the course of a year, each small to mid-sized freight forwarder will potentially generate 60,000 module usages. We estimate that by phase two (Stage One), we will have 250 clients who as a group will generate approximately 15,000,000 module usages annually. Our estimate that we will have 250 clients by phase two (Stage One) is based on our projection that each of the initial 36 companies will have at least eight active agents within its business network.

We intend to elicit and review feedback from existing users and to enhance our software design and database hardware accordingly. This customer-focussed approach to business will ensure that companies utilizing our cargo logistics system continue to receive a valuable, high quality service. We intend to ensure that existing clients have received all necessary support services prior to the launch of the next benchmark.

Phase Three

Shortly after initiating our phase two network marketing campaign but prior to achieving all of the phase two benchmarks, we intend to initiate the third phase of the sales and marketing program, which will involve the pursuit of additional clients not necessarily associated with these initial 36 companies or their business contacts. We intend to employ the following sales and marketing techniques in the third phase:

- promoting our cargo logistics system on the internet with a 60 day free trial membership;

- advertising our website in all major shipping and trade magazines;

- conducting seminars in major cities and ports; and

- developing and releasing products that will provide "Complimentary Services"(as set out below).

Complimentary Services

Phase Four

The fourth phase involves the introduction of a number of complimentary services that we will provide at no charge. These complimentary services are designed to encourage both new and established users to access our website on a frequent basis. Most of the services will be provided free of charge, with the intention of establishing our website as the standard for information and services relating to the freight shipping and logistics industry. Some of the free information and services that we intend to offer include:

- a purchase order tracking system that will allow our clients to provide shipment information to actual exporters/ importers through our website;

- international port regulations that will provide our clients with information with respect to all major port customs clearance procedures, port regulations, duty tariffs and work calendars;

- carrier flight and shipping schedules that will show the monthly sailing schedules of all major ocean carriers and the international flight schedules of all major airlines;

- international shipping standards that will serve as a "mini-dictionary" defining common industrial standards such as weight and dimension regulations, oversize handling, overweight handling and dangerous goods and hazardous material handling;

- quota utilization update that will enable the user to review and update the status of all quota restricted merchandise; and

- an agency directory and enquiry that will allow our clients to search for working agents or partners among fellow clients on our website.

The development and release of these complimentary services will expand our original role as an "internet e-commerce provider" to that of an "internet presence provider". Following the anticipated utilization of these free services by both established and new users, we intend to implement a highly targeted web-based advertising service. Advertisement space will be sold to corporations wishing to access industry specific users who visit our website. We believe that because our website will be highly industry specific, we will be in a position to sell advertising space at a premium rate, thereby generating additional revenues.

The trading and shipping industries are dependent upon one another, and as a result, must work together closely. Based upon the level of our future internet presence provider development, we intend to implement the next project phase by segregating our internet presence provider sector into shipping-related profiles and trade-related profiles. The shipping-related internet presence provider profile will be located on our website and the trade-related internet presence provider profile will be located at a new website, "www.3wcybertrade.com".

Employees

We currently employ 9 part-time employees, including our President, Paul Dunn, our Manager, Research and Development, Wai Yip Chu, and our Chief Engineer, Gim Choon Teoh. We also have 2 full-time employees, including our Secretary and Treasurer, Li Ying Yan and our Project Manager, Walter Wing.

Intellectual Property

Our cargo logistics software, the first version of which was released on July 30, 2001, is not protected by any patents, nor do we intend to seek such protection. We do treat our software programs and their associated technology as proprietary and own all copyrights in such programs.

Research and Development

 Over the past two fiscal years, a total of $135,000 has been expended on the development of our cargo logistics software.

Competition

We are unaware of any companies that provide services directly in competition to those offered by our cargo logistics system.

Companies such as Federal Express (a courier service) and CH Robinson Worldwide, Inc. (a multimodal transportation and logistics provider) utilize software programs which offer their customers services similar to those offered by our cargo logistics system, although much narrower in scope, and only within each company's respective network. In contrast, our cargo logistics system will be available to anyone with a personal computer or mobile device with an internet connection and browser, a secure connection and a password protected user account, regardless of which shipping company or carrier that user chooses to utilize.

Companies such as Fountainhead International LLC and ALK have developed software which, although not as broad in scope as our system, is similar to our cargo logistics system. Fountainhead currently has four main software packages on the market, each of which are marketed to specific users. Fountainhead offers its "CargoWise" systems, including a "forwarder system", a "shipper system", a "tracking system" and a "warehouse system", as opposed to the fully integrated system offered by our cargo logistics system, and usable by forwarders, shippers, carriers, receiver and any other party with an interest in the shipment. Also in contrast to our cargo logistics system, the software offered by Fountainhead may be uploaded to the user's website, as opposed to our cargo logistics system, which operates as a centralized database from our website. Similarly, ALK's "e Tracker" (shipment management), "Fleet Commander" (fleet tracking) and "PC Miler" (routing, mileage and mapping) software are marketed to specific users, and although each program is web enabled and can be integrated with other ALK systems, they lack the fully integrated, centralized database offered by the cargo logistics system.

Risk Factors

Much of the information included in this registration statement includes or is based upon estimates, projections or other "forward-looking statements". Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined below. We caution readers of this Registration Statement that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements". In evaluating us, our business and any investment in our business, readers should carefully consider the following factors.

WE ARE a Development Stage Company with a Limited Operating History Which Makes IT DIFFICULT TO EVALUATE WHETHER WE WILL OPERATE PROFITABLY

We are a development stage software company which is primarily involved in the development, manufacture and marketing of an internet-based cargo logistics system. As a relatively new company, having only entered into licensing agreements with three users, we do not have a historical record of sales and revenues nor an established business track record. We have not earned any revenues since our incorporation.

Unanticipated problems, expenses and delays are frequently encountered in ramping up sales and developing new products. Our ability to successfully develop, produce and sell our cargo logistics system and any future software products and to eventually generate operating revenues will depend on our ability to, among other things:

- successfully develop and market our cargo logistics system;

- successfully enhance our cargo logistics system to keep pace with changes in technology and changes demanded by users of our products;

- attract, retain and motivate qualified personnel; and

- obtain the necessary financing to implement our business plan.

We cannot be sure that we will be successful in addressing these risks and uncertainties, and our failure to do so could have a materially adverse effect on our financial condition and continued operations. In addition, our operating results are dependent to a large degree upon factors outside of our control, including among other things, increased competition and the acceptance and continued use of our cargo logistics system specifically and other internet-based technology generally. There are no assurances that we will be successful in addressing these risks, and failure to do so may adversely affect our business and financial condition.

we have a history of net losses and a lack of established revenues, and as a result, we expect to incur net losses in the future

We have had a history of losses and expect to continue to incur losses, and may never achieve or maintain profitability. We have incurred losses since we began operations as an internet-based cargo logistics software development company, including a loss of approximately $75,038 for the year ended August 31, 2000. As of June 30, 2001, we have an accumulated deficit of approximately $265,655. We expect to have net losses and negative cash flow at least through November 30, 2002, and expect to spend significant amounts of capital to enhance our products and technologies, develop international sales and operations, and fund research and development. As a result, we will need to generate significant revenue to break even or achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we do not achieve and maintain profitability, the market price for our common stock may decline, perhaps substantially.

Although we anticipate that revenues will increase, we also expect that development costs and operating costs will increase as well. Consequently, we expect to incur operating losses and negative cash flow until our existing software product gains sufficient market acceptance to generate a commercially viable and sustainable level of sales, and/or additional software products are developed and commercially released and sales of such products made so that we are operating in a profitable manner. These circumstances raise substantial doubt about our ability to continue as a going concern as described in an explanatory paragraph to our independent auditor's opinion with respect to the financial statements for the year ended August 31, 2000. To the extent that such expenses are not followed in a timely manner by increased revenues, our business, results of operations, financial condition and prospects would be materially adversely affected.

WE ARE UNCERTAIN THAT WE WILL BE ABLE TO OBTAIN ADDITIONAL CAPITAL THAT MAY BE NECESSARY TO ESTABLISH OUR BUSINESS

We incurred a loss of $75,038 for the year ended August 31, 2000, and a loss of $190,217 for the ten months ended June 30, 2001. As a result of these losses and negative cash flows from operations, our ability to continue operations will be dependent upon the availability of capital from outside sources unless and until we achieve profitability.

Our future capital requirements will depend on many factors, including cash flow from operations, progress in developing new products, competing knowledge and market developments and an ability to successfully market our products. Our recurring operating losses and growing working capital needs will require us to obtain additional capital to operate our business before we have established that our business will generate significant revenue. We predict that we will require approximately $1 million over the period ending February 28, 2002 in order to accomplish our goals. However, there is no assurance that actual cash requirements will not exceed our estimates. In particular, additional capital may be required in the event that:

- we incur unexpected costs in completing the development of our cargo logistics system or encounter any unexpected technical or other difficulties;

- we incur delays and additional expenses as a result of technology failure;

- we are unable to create a substantial market for our software products; or

- we incur any significant unanticipated expenses.

The occurrence of any of the aforementioned events could adversely affect our ability to meet our business plans.

We will depend almost exclusively on outside capital to pay for the continued development of our cargo logistics system. Such outside capital may include the sale of additional stock and/or commercial borrowing. There can be no assurance that capital will continue to be available if necessary to meet these continuing development costs or, if the capital is available, that it will be on terms acceptable to us. The issuance of additional equity securities by us would result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

If we are unable to obtain financing in the amounts and on terms deemed acceptable to us, our business and future success may be adversely affected.

if we fail to Effectively Manage Our Growth Our Future Business Results could be harmed and our managerial and operational resources may be strained

As we proceed with the development of our cargo logistics system, we expect to experience significant and rapid growth in the scope and complexity of our business. We will need to add staff to market our products, manage operations, handle sales and marketing efforts and perform finance and accounting functions. We will be required to hire a broad range of additional personnel in order to successfully advance our operations. This growth is likely to place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our potential business, or the failure to manage growth effectively, could have a materially adverse effect on our business and financial condition.

UNLESS WE CAN ESTABLISH SIGNIFICANT SALES OF OUR CARGO LOGISTICS SYSTEM, OUR POTENTIAL REVENUES MAY BE SIGNIFICANTLY REDUCED

We expect that a substantial portion, if not all, of our future revenue will be derived from the sale of our cargo logistics system. We expect that this product and its extensions and derivatives will account for a majority, if not all, of our revenue for the foreseeable future. Broad market acceptance of this system is, therefore, critical to our future success and our ability to generate revenues. Failure to achieve broad market acceptance of this system, as a result of competition, technological change, or otherwise, would significantly harm our business. Our future financial performance will depend primarily on the successful introduction and market acceptance of our cargo logistics system, and on the development, introduction and market acceptance of any future enhancements. There can be no assurance that we will be successful in marketing the cargo logistics system or any new software programs, applications or enhancements, and any failure to do so would significantly harm our business.

IF WE ARE UNABLE TO ACHIEVE MARKET ACCEPTANCE FOR OUR PRODUCTS, WE WILL BE UNABLE TO BUILD OUR BUSINESS

To date, we have entered into only three licensing agreements with respect to our cargo logistics system. Our success will depend on the acceptance of our cargo logistics system by the freight forwarding and cargo logistics industry, as well as by related businesses and the general public. Achieving such acceptance will require significant marketing investment. Internet-based technology generally, and our cargo logistics system specifically, may not achieve widespread acceptance by businesses in general, or by freight carriers, freight forwarders or freight agents specifically, which could limit our ability to develop and expand our business. The market for internet-based cargo logistics systems is relatively new and is evolving. Our ability to generate revenue in the future depends on the acceptance by both our customers, and internet-based cargo logistics technology in general. The adoption of our cargo logistics system could be hindered by the perceived costs of this new technology, as well as by the reluctance of businesses that have invested substantial resources in existing document management systems to replace their current systems with this new technology. Accordingly, in order to achieve commercial acceptance, we will have to educate prospective customers, including large, established freight forwarding companies, about the uses and benefits of our cargo logistics system. If these efforts fail, or if our cargo logistics system does not achieve commercial acceptance, our business could be harmed.

The current and future development of the market for our cargo logistics system is also dependent upon:

- the widespread deployment of internet-based cargo logistics applications, which is driven by consumer demand for services having an internet-based cargo logistics component;

- the demand for new uses and applications of internet-based cargo logistics technology; and

- continuing improvements in technology that may reduce the costs of internet-based cargo logistics solutions and improve their efficiency.

Rapid Technological Changes in the Computer Software and Hardware Industry Could Render Our Products Non-competitive or Obsolete and consequently affect our ability to generate revenues and become or remain profitable

The development and sales of our current and future software programs are exposed to risks because of the rapidly changing technology in the computer software and hardware industry. Although we will engage software engineers and developers who are experienced in the software program market, we only have limited experience in developing and marketing such software programs.

Specifically, the cargo logistics and freight forwarding industry within which we operate is subject to technological change. The development of new technology by companies with products similar to those offered by us may render our cargo logistics system obsolete. Our success will depend upon our ability to continually enhance and support our cargo logistics system, and to develop and introduce new products that keep pace with technological developments and that address the changing needs of the marketplace. Although we expect to devote significant resources to research and development activities, there can be no assurance that these activities will result in the successful development of new internet-based cargo logistics technologies and internet-based cargo logistics software products or the enhancement of existing technologies and products. In addition, future advances in the computer software and hardware industry could lead to new technologies or software programs competitive with the software programs provided by us. Those technological advances could also lower the costs of other software programs that compete with our software programs resulting in pricing or performance pressure on our software programs, which could adversely affect our results of operations.

Unscheduled Delays in Development of Our Software Products or the Implementation of Our Sales Program Could Result in Lost or Delayed Revenues

Delays and related increases in costs in the further development or improvement of our cargo logistics system or the implementation of our sales and marketing program could result from a variety of causes, including:

- delays in the development, testing and commercial release of our cargo logistics system and any future systems;

- delays in hiring or retaining experienced software developers and engineers;

- delays in locating and hiring experienced sales and marketing professionals; and

- delays caused by other events beyond our control.

There can be no assurance that we will successfully develop further enhancements to our cargo logistics system on a timely basis or that we will implement our sales and marketing program in a timely manner. A significant delay in the development, testing and commercial release of our software programs or a delay in the implementation of our sales and marketing program could result in increased costs and could have a materially adverse effect on our financial condition and results in operations.

COPYRIGHTS, PATENTS, TRADE SECRETS AND PROTECTION OF PROPRIETARY TECHNOLOGY

 Our cargo logistics system, the first version of which was released on July 30, 2001, is not protected by any patents, nor do we intend to seek such protection. We do treat our software programs and their associated technology as proprietary and own all copyrights in such programs.

Any inability to adequately protect our proprietary technology could harm our ability to compete. Our future success and ability to compete depends in part upon our proprietary technology, which we attempt to protect with a combination of patent, copyright, trademark and trade secret laws, as well as with our confidentiality procedures and contractual provisions. These legal protections afford only limited protection and may be time-consuming and expensive to obtain and/or maintain. Further, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

In the event that we do file patent applications, there is no guarantee that patents will be issued. Any patents that are issued could be invalidated, circumvented or challenged. If challenged, our patents might not be upheld or their claims could be narrowed. All of our employees are required to sign confidentiality agreements with respect to the work they do for us and with respect to the fact that rights to technology created by such employees in the course of their employment are retained by us.

As a precautionary measure, we have documented the entire architecture of our cargo logistics system chronologically, including but not limited to the database structure, design logic, systems architecture, data flow, information exchange and research. Despite precautions taken to protect our software program, unauthorized parties may attempt to reverse engineer, copy or obtain and use information we regard as proprietary. Policing unauthorized use of our products and infringement of our copyrights is difficult and software piracy is expected to be a persistent problem. Additionally, the laws of some foreign countries do not protect our proprietary rights, including our copyrights, to the same extent as do the laws of the United States.

We are not aware that our proprietary technology infringes the proprietary rights of third parties. However, from time to time, we may receive notices from third parties asserting that we have infringed their patents or other intellectual property rights. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any such claims could be time-consuming, result in costly litigation, cause product shipment delays or lead us to enter into royalty or licensing agreements rather than disputing the merits of such claims. As the number of software products in the industry increases and the functionality of such products further overlap, we believe that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, can be time consuming and expensive to defend. An adverse outcome in litigation or similar proceedings could subject us to significant liabilities to third parties, require expenditure of significant resources to develop non-infringing technology, require disputed rights to be licensed from others or require that we cease the marketing or use of certain products, any of which could have a materially adverse effect on our business, operating results and financial condition.

INFRINGEMENT BY OUR PRODUCTS ON OTHER INTELLECTUAL PROPERTY

Our products may inadvertently infringe upon the intellectual property rights of others, and resulting claims against us could be costly and require that we enter into disadvantageous license or royalty arrangements. The software industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of intellectual property rights. Although we attempt to avoid infringing known proprietary rights of third parties, we may be subject to legal proceedings and claims for alleged infringement by of third-party proprietary rights, such as patents, trade secrets, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third-party proprietary rights, even if not successful or meritorious, could result in costly litigation, divert resources and management's attention or require that we enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain injunctions, which could prevent us from selling our products.

OUR ABILITY TO FORECAST OUR QUARTERLY RESULTS IS LIMITED

Our ability to accurately forecast our quarterly sales is limited, as a result of which, our quarterly operating results may fluctuate significantly. We expect that our results will vary significantly from quarter to quarter in the future. These quarterly variations may be caused by a number of factors, including:

- delays in customer orders of our cargo logistics system;

- timing of completion of project phases;

- our ability to develop, introduce and support new and enhanced products in a timely manner, such as new versions of our cargo logistics system, in response to changing technology trends, as well as our ability to manage product transitions; and

- the amount and timing of increases in expenses associated with our growth.

Due to these and other factors, and because the market for internet-based cargo logistics systems is new and evolving, our ability to accurately forecast our quarterly sales is limited. In addition, in the near future, most of our costs will be related to personnel, facilities, and research and development, which are relatively fixed in the short term. If we do not generate significant revenue in relation to our expenses, we may be unable to reduce our expenses quickly enough to avoid lower quarterly operating results. We do not know whether our business will grow rapidly enough to absorb the costs of our future employees and facilities. As a result, our quarterly operating results could fluctuate and this fluctuation could adversely affect the market price of our common stock in the future.

IN CONVERTING POTENTIAL CLIENTS TO OUR CARGO LOGISTICS SYSTEM WE MAY EXPERIENCE LENGTHY SALES AND IMPLEMENTATION CYCLES, AND AS A RESULT, LICENSE AND SERVICES REVENUE AND OPERATING RESULTS MAY FLUCTUATE QUARTER TO QUARTER, WHICH MAY CAUSE OUR STOCK PRICE TO BE VOLATILE OR DECLINE

Converting a potential client to our cargo logistics system will a require significant commitment from and organizational restructuring by that client. Accordingly, the decision to convert a business from an in-house system to a system utilizing our cargo logistics system will typically involve a significant evaluation and analysis period. During the sales cycle, we may spend significant time and effort educating and providing information to our prospective customers and their agents. As a result of the lengthy sales and implementation cycles, we may not be able to immediately generate any licence and service revenues and our operations may be adversely affected if we are unable to generate such revenues.

Additionally, if we are performing significant professional services in connection with the implementation of our cargo logistics system, we will not recognize revenue until after acceptance of our cargo logistics system. We may, in the future, experience unexpected delays in recognizing revenue. Consequently, the length of our sales and implementation cycles and the varying order amounts for our cargo logistics system make it difficult to predict the quarter in which revenue recognition may occur and may cause license and services revenue and operating results to vary significantly from period to period. These factors could, in the future, cause our stock price to be volatile or to decline.

RESPONSE TO CHANGES IN THE INTERNET-BASED CARGO LOGISTICS SYSTEM MARKET

In the event that we fail to respond to changes in the market for internet-based cargo logistics systems, we may experience a loss of revenues. The internet-based cargo logistics system industry is relatively new and is evolving. Our success will depend substantially upon our ability to enhance our proposed products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing end-user requirements and incorporate technological advancements. If we are unable to develop new products and enhanced functions or technologies to adapt to these changes, or if we cannot offset a decline in revenue from existing products with sales of new products, our business will likely suffer.

Among other things, commercial acceptance of our cargo logistics system and its applications will depend on:

- the ability of our products and technologies to meet and adapt to the needs of our target markets;

- the performance and price of our cargo logistics system and any future enhancements as compared to our competitors' products; and

- our ability to deliver customer service directly and through our website.

BECAUSE SALES TO CUSTOMERS OUTSIDE OF CANADA AND THE UNITED STATES MAY ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUES IN THE FUTURE, WE MAY BE SUBJECT TO A VARIETY OF RISKS ASSOCIATED WITH CONDUCTING BUSINESS INTERNATIONALLY

Sales to customers outside the United States and Canada may account for a significant portion of our revenues in the future, which would expose us to risks inherent in international operations. We would be subject to a variety of risks associated with conducting business internationally, any of which could have a materially adverse effect on our business. These risks include:

- difficulties in establishing and maintaining effective international customer service;

- the burden of complying with a wide variety of foreign laws, particularly with respect to intellectual property and license requirements;

- political and economic instability outside the United States and Canada;

- import or export licensing and product certification requirements;

- tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;

- potential adverse tax consequences, including higher marginal rates;

- unfavorable fluctuations in currency exchange rates; and

- limited ability to enforce agreements, intellectual property rights and other rights in some foreign countries.

We intend to focus on our international sales, which will require the investment of significant resources to create and refine different language models for each particular language or dialect. These language models are required to create versions of our products that allow end users in a variety of non-English speaking countries to communicate using the local language or dialect, as well as English. If we fail to develop localized versions of our products, our ability to address international market opportunities and to develop our international business will be limited.

GOVERNMENTAL REGULATION OF CARGO LOGISTICS SOFTWARE

To the best of our knowledge, as a software development company specializing in the development of an internet-based cargo logistics system, we are not currently subject to direct federal, state or local regulation in the United States, other than regulations applicable to businesses generally.

If any laws or regulations are enacted that we must comply with and are applicable to the development and sale of our cargo logistics software, then there can be no assurance that any such laws or regulations, if enacted, will not adversely affect or limit our current or future operations.

LOSS OF SERVICES OF KEY EMPLOYEES


As at November 15, 2001, our key personnel included Paul Dunn (President), Wai Yip Chu (Manager of Research and Development), Gim Choon Teoh (Chief Engineer), and Walter Wong (Project Manager). The loss of the services of Mr. Dunn or the other key employees, or the services of any future key employees for any reason may have a materially adverse effect on our prospects. There can be no assurance that we would be able to find a suitable replacement in the event that the services of any of these key employees, or of a future key employee, is lost. Furthermore, we do not presently maintain "key man" life insurance on the lives of our key personnel. We rely upon the continued service and performance of a relatively small number of key senior management personnel, and our future success depends on our retention of these key employees whose knowledge of our business and technical expertise would be difficult to replace. At this time, none of our key personnel are bound by employment agreements, and as a result, any of these employees could leave with little or no prior notice. If we lose any of our key personnel, our business may be adversely affected.

If we are unable to hire and retain technical, sales and marketing and operational personnel, our business could be materially adversely affected. We intend to hire a significant number of additional personnel, including software engineers, sales and marketing personnel and operational personnel in the future. Competition for these individuals is intense, and we may not be able to attract, assimilate, or retain additional highly qualified personnel in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

Trading of Our Stock May Be Restricted by the SEC's Penny Stock Regulations Which May Limit a Stockholder's Ability to Buy and Sell our Stock

The U.S. Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standarized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

SINCE A RELATIVELY SMALL GROUP OF STAREHOLDERS OWN A LARGE PERCENTAGE OF OUR OUTSTANDING SHARES, THEY ARE ABLE TO SIGNIFICANTLY INFLUENCE MATTERS REQUIRING SHAREHOLDER APPROVAL

 Shareholders owning a majority (i.e. 51%) of our outstanding voting stock represent the ultimate control over our affairs. Four shareholders currently control approximately 84% of the outstanding shares of our common stock. As a result of this ownership, these shareholders will likely be able to approve any major transactions including the election of directors without the approval of the other shareholders.

WE DO NOT EXPECT TO DECLARE OR PAY ANY DIVIDENDS.

We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

VOLATILITY OF STOCK PRICE

Our common shares are not currently publicly traded. In the future, the trading price of our common shares may be subject to wide fluctuations. Trading prices of the common shares may fluctuate in response to a number of factors, many of which will be beyond our control. In addition, the stock market in general, and the market for software technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. Market and industry factors may adversely affect the market price of the common shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

REPORTS TO SECURITY HOLDERS

Under Nevada state law, we are not required to deliver an annual report to our shareholders but do intend to voluntarily send an annual report, including our audited financial statements, to our shareholders.

Once this registration statement has been declared effective by the Securities and Exchange Commission, we will be a reporting company under the Securities Exchange Act of 1934, and the rules promulgated thereunder, and will be required to file quarterly reports, annual reports and other continuous disclosure documentation with the Securities and Exchange Commission. Copies of any of the materials that we file with the Securities and Exchange Commission are available at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 2. PLAN OF OPERATION

Cash Requirements

Over the year ending August 31, 2002, we will require approximately $1,000,000 to accomplish our plans, and we intend to use those funds as follows:

- to continue the research and development of our cargo logistics system ($100,000);

- to begin a marketing/advertising campaign for our cargo logistics system ($150,000);

- to cover further hardware and software acquisition costs ($250,000);

- to hire software engineers to assist in developing our cargo logistics system ($200,000);

- to cover legal and patent application costs in connection with our cargo logistics system ($150,000);

- to cover general and administrative expenses ($100,000); and

- to cover other miscellaneous general corporate costs ($50,000).

We intend to obtain the above-noted funds through the sale of our equity securities or by obtaining debt financing. At present, we have no agreements in place and have not taken any steps to raise such funds. There can be no assurance that we will be able to raise such funds, or that such funds will be available on terms that are acceptable to us.

Product Research and Development


We acquired the rights to our existing cargo logistics system technology through the Purchase Agreement with Farrington. The acquisition was accounted for as a reverse acquisition by Farrington of our company. As at June 30, 2001, Farrington had expended $110,000 on the research and development of the cargo logistics software technology. We anticipate that we will expend approximately $1,000,000 on further research and development through the year ending August 31, 2002.

Research and Development Activities

We are committed to investing in product research and development and intend to undertake future activities using revenue generated exclusively from sales of our products and services. We intend to spend approximately 20% of our revenue on research and development activities in order to ensure that we remain competitive. In the event that gaps in our existing products are identified, the above-noted proposals will be modified as necessary.

Purchase of Significant Equipment

We intend to purchase approximately $200,000 worth of new computer equipment through August 31, 2002.

Employees

Over the twelve months ending August 31, 2002, we anticipate an increase in the number of employees we retain, as we intend to hire one qualified accountant, one person to perform clerical and administrative tasks, two software engineers and two sales and marketing personnel. These employees will be in addition to our current staff of three software engineers.

ITEM 3. DESCRIPTION OF PROPERTY


Our executive and head offices are located at 1208 - 808 Nelson Street, Vancouver, British Columbia, Canada, V6C 2S1. The offices are extremely small in size and are provided to us on a rent free basis by Joanne Yan, one of our former directors. Neither Joanne Yan nor any member of her family is receiving any consideration in connection with the provision of this office space.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership


The following table sets forth, as of November 15, 2001, certain information with respect to the beneficial ownership of our common shares by each shareholder known to us to be the beneficial owner of 5% of our common shares, and by each of our officers and directors. Each person has sole voting and investment power with respect to the common shares, except as otherwise indicated. Beneficial ownership consists of a direct interest in the common shares, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Li Ying Yan HSE B2, 23 Silver Cape Road Clear Water Bay, Hong Kong	1,600,000	20.0%
Paul Shio Chau Dunn Rm 1001 Peninsula Square 18 Sung On St. Hung, Hong Kong	3,250,000	40.6%
Wai Yip Chu 2309 London Drive Plano, Texas 75205	900,000	11.3%
Gim Choon Teoh 805 Linda Vista, No. 205C Arlington, Texas 76013	900,000	11.3%
Walter Wong 76-58, 172nd Street Fresh Meadows, New York 11366	Nil	Nil
Brian Hall Suite 101 - 5300 W, Shara Ave. Las Vegas, Nevada 89146	10,000	0.13%
Directors and Officers (as a group)	6,650,000	83.5%

(1) Based on 8,000,000 shares outstanding as of November 15, 2001 and, as to a specific person, shares issuable pursuant to the conversion or exercise, as the case may be, of currently exercisable or convertible debentures, share purchase warrants and stock options.


Changes in Control

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change in control of our company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

All directors of our company hold office until the next annual general meeting of the shareholders or until their successors are elected and qualified. The officers of our company are appointed by our board of directors and hold office until their earlier death, retirement, resignation or removal.

Our directors, executive officers and other significant employees, their ages, positions held and duration each person has held that position, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Paul Dunn	President and Director	44	September 28, 1999
Li Ying Yan	Secretary/Treasurer and Director	37	September 28, 1999
Wai Yip Chu	Manager, Research and Development	27	October 1, 1999
Gim Choon Teoh	Chief Engineer	28	October 1, 1999
Walter Wong	Project Manager	27	January 1, 2000
Brian Hall	Director	58	December 14, 2000

Business Experience

The following is a brief account of the education and business experience of each director, executive officer and key employee during at least the past five years, indicating each person's principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

Paul Dunn (Shio Chau Dunn), President and Director


Mr. Dunn received a Bachelor of Landscape Architecture from the University of Georgia, Sigma Cum Laude Honours and a Masters of Landscape Architecture from Harvard University. Since 1989, Mr. Dunn has held various management positions with The Wice Group of Freight Forwarding Companies, a company primarily involved in freight forwarding. He currently holds the title of Managing Director, a position he has held since 1995.

Li Ying Yan, Secretary, Treasurer and Director

Ms. Yan was raised and educated in China. Ms. Yan is a graduate of Xian Conservatory of Music, and since that time, has been self-employed and has been involved as a principal in various venture capital projects in both Canada and Asia.

Wai Yip Chu, Manager, Research and Development

Mr. Chu received both a Bachelor of Science, Engineering and a Master of Science from the University of Texas. He has also earned various software development and programming diplomas, and has developed over 200 software applications. Between 1995 and 1999, Mr. Chu was employed as a Software Project Manager by SGS-Thomson Microelectronics, which is a holding company. Since 1999, Mr. Chu has been our Manager of Research and Development. Between 1995 and present, Mr. Chu published several conference papers in the field of Remote Sensing and Photogrammetry.

Gim Choon Teoh, Chief Engineer

Mr. Teoh received both a Bachelor Science degree in Aerospace Engineering and a Masters Degree in Industrial and Manufacturing Engineering from the University of Texas. He has also earned various software development and programming diplomas, and has developed over 100 software applications and simulation methods. Mr. Teoh was employed as a Software Project Manager by SGS-Thomson Microelectronics between 1997 and 1999, and has been our Chief Engineer since October 1, 1999.

Walter Wong, Project Manager

Mr. Wong received a Bachelor of Science degree from the City University, Hong Kong. Between 1995 and 1998, Mr. Wong was employed as the Manager of Wice Air Freight (HK), Ltd., a company primarily involved in freight forwarding. From 1998 to 2000, Mr. Wong was employed as a Manager of Management Information Systems by Wice Freight Services New Jersey Inc. Mr. Wong is currently our Project Manager, a position he has held since January 1, 2000.

Brian Hall

Mr. Hall is a Chartered Accountant, a designation he has held since 1968. For the past five years, he has been self-employed as a consultant to a number of publicly listed companies (he is currently a consultant for eight companies). In addition to his position on the board of directors of our company, he is on the board of directors of Arkson Nutraceuticals Inc. and Pacific Star Technologies, Inc.

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6. EXECUTIVE COMPENSATION

Our chief executive officer did not receive any cash or other compensation during the fiscal years ended August 31, 2000 and 1999. During the year ended August 31, 2000, our president did not receive a salary for services performed on our behalf. We do not intend to pay our president for his past services, but we have recorded compensation expense for these contributed services with an offsetting increase in additional paid-in-capital.

There were no grants of stock options or stock appreciation rights made during the fiscal year ended August 31, 2000 to our executive officers and directors. There were no stock options outstanding as at August 31, 2000. To date, we have not granted stock options or stock appreciation rights to any of our employees, consultants, directors or executive officers.

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

There are no management agreements with the our directors or executive officers.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the Board of Directors or a committee thereof.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

With the exception of the Purchase Agreement, there have been no transactions, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

Pursuant to the Purchase Agreement, we purchased all of Farrington's computer equipment and the rights to its internet-based cargo logistics system. In exchange for the Assets, we agreed to issue an aggregate of 6,000,000 common shares in our capital to Farrington. Farrington is a private company of which 20% of the issued and outstanding shares are owned by Li Ying Yan, one of our directors, 50% of the issued and outstanding shares are owned by Paul Shio Chau Dunn, our President and one of our directors and 15% of the issued and outstanding shares are owned respectively by each of Wai Yip Chu and Gim Choon Teoh, each of whom is one of our key employees.


Because Farrington obtained control (75%) of our company as a result of the closing of the Purchase Agreement and the issuance of the 6,000,000 common shares, the Purchase Agreement was accounted for as a recapitalization. Following the accounting for recapitalization, the financial statements subsequent to the closing of the Purchase Agreement are presented as a continuation of Farrington. Accordingly, our operations are consolidated with those of Farrington since the date of the acquisition of our company by Farrington. See Note 4 to the audited financial statements for the year ended August 31, 2000 for details on the accounting of the acquisition.

On April 11, 2001, the 6,000,000 common shares of our company issued to Farrington were distributed to the following shareholders of Farrington: Shio Chau (Paul) Dunn as to 3,000,000 shares, Li Ying Yan as to 1,200,000 shares, Wai Yip Chu as to 900,000 shares and Gim Choon Teoh as to 900,000 shares. As a result, Farrington is no longer a 75% beneficial owner of the shares in the capital of our company, and no longer controls our company.

As at the date of this registration statement, we do not have any policies in place with respect to whether we will enter into agreements with related parties in the future.

ITEM 8. DESCRIPTION OF SECURITIES

All of the authorized shares of our common stock are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by our Board of Directors, in its discretion, out of funds legally available therefore.

Upon our liquidation, dissolution or winding up, holders of our common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Our articles and by-laws do not contain any provisions that would delay, defer or prevent a change in our control.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no public trading market for our common shares in the United States or elsewhere.

Our common shares are issued in registered form. Interwest Transfer Co. Inc., Suite 100, 1981 East 4800 South, Salt Lake City, Utah 84117 (Telephone: (801) 272-9294; Facsimile: (801) 277-3147) is the registrar and transfer agent for our common shares.


On November 15, 2001, the shareholders' list of our common shares showed 38 registered shareholders and 8,000,000 shares outstanding. We have researched indirect holdings registered to the various depository institutions and stock brokerage firms, and estimate that there no additional beneficial shareholders beyond the 38 registered shareholders as of November 15, 2001.

There are no outstanding options or warrants to purchase, or securities convertible into, our common shares. All of our issued and outstanding shares can be sold pursuant to Rule 144 of the Securities Act of 1933.

We have not declared any dividends since incorporation and does not anticipate that we will do so in the foreseeable future. Although there are no restrictions that limit the ability to pay dividends on our common shares, our intention is to retain future earnings for use in our operations and the expansion of our business.

ITEM 2. LEGAL PROCEEDINGS

We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers of affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In the past three years, 3W Cyber Logistics, Inc. sold the following common shares without registering such common shares under the Securities Act of 1933:


On March 3, 1998, we issued a total of 20,000 common shares at a price of $2.50 per common share for total cash consideration of $50,000 to the following people, relying on sections 4(2) and/or Regulation S of the Securities Act of 1933, as amended. The price per share was established arbitrarily by our board of directors. The transaction was private in nature and we had reasonable grounds to believe that the investors were sophisticated and were capable of evaluating the merits and risk of their investment and acquired the shares for investment purposes. Each of the following people was a close friend or business associate of our directors and was advised of the availability of all of our corporate records and documents, in the event that such person wished to review any of our corporate records. In addition, each person had an opportunity to ask questions and receive answers from management. With respect to those investors who were not U.S. persons (as that term is defined in Regulation S), the common shares were issued in an offshore transaction pursuant to Regulation S promulgated under the Securities Act of 1933. With respect to those investors who were U.S. persons, the common shares were issued in reliance upon Section 4(2) of the Securities Act of 1933.

Number of Common Shares	Name	Consideration
2500	Paul Shio Chau Dunn	$6250
250	Chin Chu Yang	$625
250	Kwok Ho Ching	$625
2500	Patrick Siu Dunn	$6250
250	Rose Panzarella	$625
250	Pui Shan Man	$625
250	Maggie Ma	$625
250	Suk Fun Sit	$625
250	Ying-Chyun Chen	$625
250	Apiluk Pongunngam	$625
250	Meng Pui Lim	$625
250	Kam Wah Wong	$625
250	Yong Xing Yan	$625
2500	Shio Yu Dunn	$6250
1600	Li-Yen Haung	$4000
100	Brian Hall	$250
100	Mary Hall	$250
50	Kerry Frankham	$125
250	Shun Glen Yu	$625
250	Chen Long Yang	$625
250	Jenny Kit Choi	$625
250	Catherine Wong	$625
250	Yanglok John Wong	$625
250	Peter Chau	$625
250	Kit Cheung	$625
4000	Li Ying Yan	$10,000
250	Yin Sheng Wu	$625
250	Ming Wah Wong	$625
250	Stan Chu	$625
250	Lay Kheng Liam	$625
250	An Yue Chen	$625
200	Joanne Yan	$500
200	Mei Fang	$500
200	Patricia Hall	$500
50	Lael Todesco	$125
250	Su Ching Chen	$625

On June 15, 2000, our common shares underwent a forward split on a 100:1 basis for all shareholders of record, increasing the then issued and outstanding shares from 20,000 to 2,000,000 shares.

On February 27, 2001, we issued 6,000,000 common shares to Farrington, pursuant to the Purchase Agreement. As Farrington was not a "U.S. Person" as that term is defined in Regulation S, the shares were issued in an offshore transaction in reliance upon the exemption from registration under Regulation S promulgated under the Securities Act of 1933.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles provide that no director or officer shall be personally liable to us or any of our stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer provided however that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omission which involve intentional misconduct, fraud or a knowing violation of the law, or (ii) the payment of dividends in violation of the general corporation law of the State of Nevada.

Our Bylaws provide that, subject to the provisions of the general corporation law of the State of Nevada, any person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, because he or a person whom he legally represents is or was a director or officer, or is or was serving at our request or for our benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, will be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred or suffered by him in connection with his acting in any such positions. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by us as such costs are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such director and/or officer is not entitled to be indemnified by us. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under the bylaws.

Indemnification under the Nevada Revised Statutes

The general corporation law of State of Nevada provides that:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favour by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Any discretionary indemnification under the above provisions unless ordered by a court or advanced pursuant to section 2 above, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a) by the stockholders;

(b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to the general corporation law of the State of Nevada:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court or for the advancement of expenses, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

PART FINANCIAL STATEMENTS

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

The financial statements are attached hereto and found immediately following the text of this Registration Statement. The Independent Auditor's Report of Weinberg & Company, P.A. for the audited financial statements for the years ended August 31, 2000 and 1999 is included herein immediately preceding the audited financial statements.

Farrington International, Inc. (audited)

Independent Auditor's Report, dated June 29, 2001.

Balance Sheets at August 31, 2000, December 31, 1999 and 1998.

Statements of Operations for the years ended December 31, 1999 and 1998, for the eight months ended August 31, 2000, and from April 10, 1995 (inception) to August 31, 2000.

Statement of Stockholders' Deficiency for the period from April 10, 1995 (inception) to August 31, 2000.

Statements of Cash Flows for the years ended December 31, 1999 and 1998, for the eight months ended August 31, 2000, and from April 10, 1995 (inception) to August 31, 2000.

Notes to the Financial Statements.

3W Cyber Logistics, Inc. (audited):

Independent Auditor's Report, dated February 26, 2001.

Balance Sheets at August 31, 2000 and 1999.

Statement of Changes in Stockholders' Equity for the period from September 24, 1996 (inception) to August 31, 2000.

Statements of Operations for the years ended August 31, 2000 and 1999, and for the period from September 24, 1996 (inception) to August 31, 2000.

Statements of Cash Flows for the years ended August 31, 2000 and 1999, and for the period from September 24, 1996 (inception) to August 31, 2000.

Notes to the Financial Statements.

3W Cyber Logistics, Inc. (unaudited):

Balance Sheet at June 30, 2001 and 2000.

Statements of Operations for the ten month periods ended June 30, 2001 and 2000.

Statements of Cash Flows for the ten month period ended June 30, 2001 and 2000.

Notes to the Financial Statements.

FARRINGTON INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
FINANCIAL STATEMENTS
AS OF AUGUST 31, 2000, DECEMBER 31, 1999 AND 1998

FARRINGTON INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)

CONTENTS

PAGE	1	INDEPENDENT AUDITORS' REPORT

PAGE	2	BALANCE SHEETS AS OF AUGUST 31, 2000, DECEMBER 31, 1999 AND 1998

PAGE	3	STATEMENTS OF OPERATIONS FOR THE EIGHT MONTHS ENDED AUGUST 31, 2000, THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE PERIOD FROM APRIL 10, 1995 (INCEPTION) TO AUGUST 31, 2000

PAGE	4	STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY FROM APRIL 10, 1995 (INCEPTION) TO AUGUST 31, 2000

PAGE	5	STATEMENTS OF CASH FLOW FOR THE EIGHT MONTHS ENDED AUGUST 31, 2000, THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE PERIOD FROM APRIL 10, 1995 (INCEPTION) TO AUGUST 31, 2000

PAGES	6 - 9	NOTES TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
Farrington International, Inc.
(A development stage company)

We have audited the accompanying balance sheets of Farrington International, Inc. (a development stage company) as of August 31, 2000, December 31, 1999 and 1998 and the related statements of operations, changes in stockholders' deficiency and cash flows for the eight months ended August 31, 2000, the years ended December 31, 1999 and 1998 and for the period from April 10, 1995 (inception) to August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farrington International, Inc. as of August 31, 2000, December 31, 1999 and 1998 and the results of its operations and its cash flows for the eight months ended August 31, 2000, the years ended December 31, 1999 and 1998 and for the period from April 10, 1995 (inception) to August 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company's accumulated losses of $75,138 from operations, working capital deficiency of $159,619 and stockholder's deficiency of $75,038 raise substantial doubt about its ability to continue as a going concern. Management's Plan in regards to these matters is also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ WEINBERG & COMPANY, P.A.

Los Angeles, CA
June 29, 2001

FARRINGTON INTERNATIONAL, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

AS OF AUGUST 31, 2000, DECEMBER 31, 1999 AND 1998

ASSETS
	August 31, 2000	December 31, 1999	December 31, 1998

PROPERTY AND EQUIPMENT, NET	$ 84,581	$ -	$ -

TOTAL ASSETS	$ 84,581	-	-

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
Loan payable - stockholder	$ 159,619	$ -	$ -
Total Current Liabilities	159,619	-	-

STOCKHOLDERS' DEFICIENCY
Common stock, $1.00 par value, 50,000 shares authorized, 100 shares issued and outstanding	100	100	100

Accumulated deficit during development stage	(75,138)	(100)	(100)
Total Stockholders' Deficiency	(75,038)	-	-

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$ 84,581	$ -	$ -

See accompanying notes to financial statements

FARRINGTON INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS
	For the Eight Months Ended August 31, 2000	For the Year Ended December 31, 1999	For the Year Ended December 31, 1998	For the Period From April 10, 1995 (Inception) to August 31, 2000

REVENUES	$-	$-	$-	$-

OPERATING EXPENSES
Selling, general and administrative	28,893	-	-	28,993
Depreciation	21,145	-	-	21,145
Software development	25,000	-	-	25,000
Total Operating Expenses	75,038	-	-	75,138

NET LOSS	$(75,038)	$-	$-	$(75,138)

Net loss per share - basic and diluted	$750.38	$-	$-	$751.38

Weighted average number of shares outstanding - basic and diluted	100	100	100	100

See accompanying notes to financial statement.

FARRINGTON INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF STOCKHOLDERS' DEFICIENCY
FROM APRIL 10, 1995 (INCEPTION) TO AUGUST 31, 2000
	Common Stock		Deficit Accumulated During Development	Total
	Shares	Amount	Stage

Stock issued to founders	100	$100	$-	$100

Net loss from April 10, 1995 (inception) to December 31, 1995	-	-	(100)	(100)
Balance, December 31, 1995	100	100	-	-

Net loss, 1996	-	-	-	-
Balance, December 31, 1996	100	100	-	-

Net loss, 1997	-	-	-	-
Balance, December 31, 1997	100	100	-	-

Net loss, 1998	-	-	-	-
Balance, December 31, 1998	100	100	-	-

Net loss, 1999	-	-	-	-
Balance, December 31, 1999	100	100	-	-

Net loss for the eight months ended August 31, 2000	-	-	(75,038)	(75,038)

BALANCE, AUGUST 31, 2000	100	$100	$(75,138)	$(75,038)

See accompanying notes to financial statements.

FARRINGTON INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	For the Eight Months Ended August 31, 2000	For the Year Ended December 31, 1999	For the Year Ended December 31, 1999	For the Period From April 10, 1995 (Inception) to August 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(75,038)	$-	-	(75,138)
Depreciation	21,145	-	-	21,145
Stock issued for expenses paid on behalf of the Company by a stockholder	-	-	-	100
Changes in Operating Assets and Liabilities:
Increase in loan payable - stockholder	53,893	-	-	53,893
Net Cash Used In Operating Activities	-	-	-	-

CASH FLOWS FROM INVESTING ACTIVITIES:	-	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:	-	-	-	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	-	-	-

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	-	-	-	-

CASH AND CASH EQUIVALENTS - END OF PERIOD	$-	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

During the eight months ended August 31, 2000, the Company acquired equipment totaling $105,726 which was paid for directly by a stockholder.

See accompanying notes to financial statement.

FARRINGTON INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 31, 2000

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Organization

Farrington International, Inc., ("the Company") was incorporated in the British Virgin Islands on April 10, 1995, and is in the development stage. The Company specializes in software development for the freight industry.

Activities during the development stage included raising capital, implementing its business plan and developing its technology.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(D) Property and Equipment

Property and equipment are stated at cost and depreciated using the declining balance method over the estimated economic useful life of 5 years. Maintenance and repairs are charged to expense as incurred. Major improvements are capitalized.

(E) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation. The carrying amounts of the Company's loan payable - stockholder approximates its fair value due to the relatively short period to maturity for these instruments.

(F) Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current or deferred income tax expense (benefit) recorded for the period ended August 31, 2000 and the years ended 1999 and 1998 because the Company operates in the British Virgin Islands where no income or franchise tax is imposed.

(G) Loss Per Share

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings Per Share". There were no common stock equivalents at August 31, 2000, December 31, 1999 and 1998.

(H) Business Segments

The Company applies Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information". The Company operates in one segment and therefore segment information is not presented.

(I) New Accounting Pronouncements

The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No. 133, as amended by Statements No. 137 and 138, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and related contracts and hedging activities. This statement is effective for all fiscal quarters and fiscal years beginning after June 15, 2000.

The Company believes that its adoption of these pronouncements will not have any effect on the Company's financial position or results of operations.

NOTE 2 PROPERTY AND EQUIPMENT

Property and equipment as of August 31, 2000, December 31, 1999 and December 31, 1998 consisted of the following:

	2000	1999	1998

Computer equipment	$105,726	$-	$-
Less: accumulated depreciation	21,145	-	-

Property and equipment - net	$84,581	$-	$-

Depreciation expense for the eight month period ended August 31, 2000 and the years ended December 31, 1999 and December 31, 1998 was $21,145, $0 and $0, respectively (See Note 3).

NOTE 3 LOAN PAYABLE - STOCKHOLDER

During the eight months ended August 31, 2000, a stockholder of the Company paid $159,619 of costs and expenses on behalf of the Company. Of this total, $105,726 relates to equipment acquired by the Company (See Note 2). The loan is payable on demand, non-interest bearing and unsecured.

NOTE 4 EQUITY

During 1995 the Company issued 100 common shares to founders for $100 of expenses paid on behalf of the Company by stockholders.

NOTE 5 GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has an accumulated loss from operations of $75,138, working capital deficiency of $159,619 and a stockholders' deficiency of $75,038 as of August 31, 2000. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its working capital requirements, and the success of its future operations (See Note 6). Management believes that action presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

NOTE 6 SUBSEQUENT EVENTS

Agreement to Purchase Computer Hardware and Software in Exchange for Shares of Common Stock

On July 11, 2000 the Company entered into an agreement with 3W Cyber Logistics, Inc., a Nevada Corporation ("3W Cyber"), in which 3W Cyber would purchase all of the Company's computer hardware and software used to provide web-based cargo logistics activities. 3W Cyber was to satisfy the $150,000 purchase price by the issuance of 6,000,000 of its common shares to the Company. The Board of Directors approved the agreement on December 14, 2000.

As a result of the agreement, the shareholders of the Company received 6,000,000 shares and became shareholders of approximately 75% of 3W Cyber. Generally accepted accounting principles require that the company whose shareholders retain a majority voting interest in a combined business be treated as the acquirer for accounting purposes. As a result, the asset purchase will be treated as an acquisition of 3W Cyber by the Company and as a recapitalization of the Company. Pro forma information giving effect to the acquisition is not presented since the combination is treated as a recapitalization.

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
FINANCIAL STATEMENTS
AS OF AUGUST 31, 2000 AND 1999

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONTENTS

PAGE	1	INDEPENDENT AUDITORS' REPORT

PAGE	2	BALANCE SHEETS AS OF AUGUST 31, 2000 AND 1999

PAGE	3	STATEMENTS OF OPERATIONS FOR THE YEARS ENDED AUGUST 31, 2000 AND 1999 AND FOR THE PERIOD FROM SEPTEMBER 24, 1996 (INCEPTION) TO AUGUST 31, 2000

PAGE	4	STATEMENT OF CHANGES OF STOCKHOLDERS' EQUITY FROM SEPTEMBER 24, 1996 (INCEPTION) TO AUGUST 31, 2000

PAGE	5	STATEMENTS OF CASH FLOW FOR THE YEARS ENDED AUGUST 31, 2000 AND 1999 AND FOR THE PERIOD FROM SEPTEMBER 24, 1996 (INCEPTION) TO AUGUST 31, 2000

PAGES	6 - 9	NOTES TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of:

3W Cyber Logistics, Inc.

(a development stage company)

We have audited the accompanying balance sheets of 3W Cyber Logistics, Inc. (a development stage company) as of August 31, 2000 and 1999 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended and for the period from September 24, 1996 (inception) to August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 3W Cyber Logistics, Inc. as of August 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended and for the period from September 24, 1996(inception) to August 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's recurring losses from operations, and lack of revenue raise substantial doubt about its ability to continue as a going concern. Management's Plan in regards to these matters is also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ WEINBERG & COMPANY, P.A.

Boca Raton, FL

February 26, 2001

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
AS OF AUGUST 31, 2000 AND 1999
ASSETS
	2000	1999

CURRENT ASSETS
Cash	$34,230	$50,000
Total Current Assets	34,230	50,000

TOTAL ASSETS	$34,230	$50,000

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$4,000	$-
Total Current Liabilities	4,000	-

TOTAL LIABILITIES	4,000	-

STOCKHOLDERS' EQUITY
Common stock, $0.001 par value, 100,000,000 shares authorized, 2,000,000 shares issued and outstanding	2,000	2,000
Additional paid-in capital	59,700	48,000
Accumulated deficit during development stage	(31,470)	-
Total Stockholders' Equity	30,230	50,000

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$34,230	$50,000

See accompanying notes to financial statement.

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

	For the Year Ended August 31, 2000	For the Year Ended August 31, 1999	For the Period From September 24, 1996 (Inception) to August 31, 2000

REVENUES	$-	$-	$-

OPERATING EXPENSES
Officer salary	11,700	-	11,700
Bank charges	843	-	843
Filing fees	385	-	385
Organization expenses	4,000	-	4,000
Professional fees	15,000	-	15,000
Total Operating Expenses	31,928	-	31,928

OTHER INCOME
Interest income	458	-	458
Total Other Income	458	-	458

NET LOSS	$(31,470)	$-	$(31,470)

Net loss per share - basic and diluted	$(0.01)	$-	$(0.01)

Weighted average number of shares outstanding - basic and diluted	2,000,000	2,000,000	2,000,000

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF STOCKHOLDERS' EQUITY
FROM SEPTEMBER 24, 1996 (INCEPTION) TO AUGUST 31, 2000
	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
	SHARES	AMOUNT

Stock issued for cash	2,000,000	$2,000	$48,000	$-	$50,000
Net loss from September 24, 1996 (inception) to August 31, 1997	-	-	-	-	-

Balance, August 31, 1997	2,000,000	2,000	48,000	-	50,000

Net loss, 1998	-	-	-	-	-

Balance, August 31, 1998	2,000,000	2,000	48,000	-	50,000

Net loss, 1999	-	-	-	-	-

Balance, August 31, 1999	2,000,000	2,000	48,000	-	50,000

In-kind contribution of services	-	-	11,700	-	11,700

Net loss, 2000	-	-	-	(31,470)	(31,470)

BALANCE, AUGUST 31, 2000	2,000,000	$2,000	$59,700	$(31,470)	$30,230

See accompanying notes to financial statement.

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
	For the Year Ended August 31, 2000	For the Year Ended August 31, 1999	For the Period from September 24, 1996 (Inception) to August 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(31,470)	$-	$(31,470)
Changes in Operating Assets and Liabilities:
In-kind contribution of services	11,700	-	11,700
Increase in accounts payable	4,000	-	4,000
Net Cash Used In Operating Activities	(15,770)	-	(15,770)

CASH FLOWS FROM INVESTING ACTIVITIES	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Common stock proceeds	-	-	50,000
Net Cash Provided By Financing Activities	-	-	50,000

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,770)	-	34,230

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	50,000	50,000	-

CASH AND CASH EQUIVALENTS - END OF PERIOD	$34,230	$50,000	$34,230

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 31, 2000

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Organization

3W CYBER LOGISTICS, Inc., formerly named M&T Nursing Services, Inc., ("the Company") was incorporated in the state of Nevada on September 24, 1996, and is in the development stage. The Company specializes in both domestic and international licensing of a web-based cargo logistics program for air and sea freight forwarders.

Activities during the development stage included raising capital, implementing its business plan and developing its technology.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(D) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation. The carrying amounts of the Company's accounts payable approximates fair value due to the relatively short period to maturity for these instruments.

(E) Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current or deferred income tax expense (benefit) recorded for the years ended August 31, 2000 and 1999 because the Company's operations were not material during these years.

(F) Revenue Recognition


The Company recognizes revenue of $2,500 from trial memberships over the three-month trial membership life, which represents the non-refundable portion of the initial $5,000 deposit received when the contract is executed. The Company recognizes revenue from one-time membership set-up fees over a period of thirty-six months using the straight-line method. The Company recognizes revenue from usage, storage and system modifications at the time the services are performed.

(G) Loss Per Share

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings Per Share". There were no common stock equivalents at August 31, 2000 and 1999.

(H) Business Segments

The Company applies Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information". The Company operates in one segment and therefore segment information is not presented.

NOTE 2 EQUITY

(A) Common Stock

During 1997 the Company issued 20,000 common shares for cash of $50,000. On June 15, 2000 the Company approved a forward split of 100 for 1 of the issued and outstanding shares which resulted in increasing the issued and outstanding shares to 2,000,000. At the same time the Articles of Incorporation were amended to increase the authorized capital stock to 100,000,000 shares with a par value of $.001. These financial statements give effect to the stock split from date of inception.

(B) In-Kind Contribution of Services

During fiscal 2000, the Company's President did not receive a salary for services performed on behalf of the Company. The Company does not intend to pay the President for his past services but has recorded compensation expense for these contributed services with an offsetting increase in additional paid-in capital. Several factors were considered in estimating the amount of contributed services, including the level and type of services provided as well as the amount of compensation received by other executives.

NOTE 3 GOING CONCERN

As reflected in the accompanying financial statements, the Company's losses, and lack of revenue raise substantial doubt about its ability to continue as a going concern. The Company has not generated any revenues as of the date of the accompanying audit report. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

NOTE 4 SUBSEQUENT EVENTS

(A) Recapitalization

On July 11, 2000 the Company entered into an agreement with Farrington International, Inc., a British Virgin Islands company, in which it would purchase computer hardware and software necessary to provide planned core business activities. The agreement called for the company to issue 6,000,000 or approximately 75% of its common shares for the equipment. The Board of Directors approved the agreement on December 14, 2000 and the Company took possession of the hardware and software on that date. As a result of the exchange agreement, the reorganization was treated as an acquisition by the acquirer and as a recapitalization by the acquiree for accounting purposes. Pursuant to the merger, all capital stock shares and amounts and per share data have been retroactively restated.

Accordingly, the financial statements include the following:

(1) The balance sheet consists of the net assets of the acquirer at historical cost and the net assets of the acquiree at historical cost.

(2) The statements of operations include the operations of the acquirer for the periods presented and the operations of the acquiree from the date of the merger.

(B) Licensing Agreements


In August and September 2000, the Company signed licensing agreements with three freight forwarding companies related to their president and a director of the Company to use the Company's cargo logistics software. Each agreement called for a three-month trial period starting with an initial deposit of $5,000 with 50% of the deposit refundable upon termination. The deposits were received on October 20, 2000 and the contracts were extended until the Company's website is fully operational. As of February 26, 2001, the inception date of the contracts is still pending.

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
FINANCIAL STATEMENTS
AS OF JUNE 30, 2001 AND 2000

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
AS OF JUNE 30 (UNAUDITED)
ASSETS
	2001	2000

CURRENT ASSETS
Cash	$24,266	$-
Total Current Assets	24,266	-

PROPERTY AND EQUIPMENT, NET	68,723	86,434

TOTAL ASSETS	$92,989	$86,434

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
Accounts payable	$154,900	$-
Loan payable - stockholder	159,619	155,013
Total Current Liabilities	314,519	155,013

STOCKHOLDERS' DEFICIENCY
Common stock, $0.001 par value, 100,000,000 shares authorized, 8,000,000 and 6,000,000 shares issued and outstanding, respectively	8,000	6,000
Additional paid-in capital	35,825	(5,900)
Accumulated deficit during development stage	(265,655)	(68,679)
Total Stockholders' Deficiency	(221,530)	(68,579)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$92,619	$86,434

See accompanying notes to financial statement.

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

	For the Ten Months Ended June 30, 2001 (Unaudited)	For the Ten Months Ended June 30, 2000 (Unaudited)

REVENUES	$-	$-

OPERATING EXPENSES
Selling, general and administrative	51,260	29,483
Depreciation	15,858	14,096
Software development	110,000	25,000
Professional fees	14,198	-
Total Operating Expenses	191,316	68,579

OTHER INCOME
Interest income	1,099	-
Total Other Income	1,099	-

NET LOSS	$(190,217)	$(68,579)

Net loss per share - basic and diluted	$(0.02)	$(0.01)

Weighted average number of shares outstanding - basic and diluted	8,000,000	6,000,000

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
	For the Ten Months Ended June 30, 2001 (Unaudited)	For the Ten Months Ended June 30, 2000 (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(190,217)	$(68,579)
Depreciation	15,858	14,096
Changes in Operating Assets and Liabilities:
Increase in accounts payable	154,900	54,483
Net Cash Used In Operating Activities	(19,459)	-

CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired from acquisition	43,725	-
Net Cash Provided By Investing Activities	43,725	-

CASH FLOWS FROM FINANCING ACTIVITIES:	-	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	24,266	-

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	-	-

CASH AND CASH EQUIVALENTS - END OF PERIOD	$24,266	$-

See accompanying notes to financial statements.

3W CYBER LOGISTICS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2001

NOTE 1 BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in The United States of America and the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all the information necessary for a comprehensive presentation of financial position and results of operations.

It is management's opinion, however that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

NOTE 2 RECAPITALIZATION

On July 11, 2000 the Company entered into an agreement with Farrington International, Inc., a British Virgin Islands company, in which it would purchase computer hardware and software necessary to provide planned core business activities. The agreement called for the company to issue 6,000,000 or approximately 75% of its common shares for the equipment. The Board of Directors approved the agreement on December 14, 2000 and the Company took possession of the hardware and software on that date. As a result of the exchange agreement, the reorganization was treated as an acquisition by the acquirer and as a recapitalization by the acquiree for accounting purposes. Pursuant to the merger, all capital stock shares and amounts and per share data have been retroactively restated.

Accordingly, the financial statements include the following:

(1) The balance sheet consists of the net assets of the acquirer at historical cost and the net assets of the acquiree at historical cost.

(2) The statements of operations include the operations of the acquirer for the periods presented and the operations of the acquiree from the date of the merger.

PART III

ITEM 1. INDEX TO EXHIBITS

Financial Statements Filed as Part of the Registration Statement

See "Financial Statements"

Exhibits Required by Item 601 of Regulation S-B

Exhibit Description
Number

(2) Charter and By-laws

2.1 Articles of Incorporation dated September 24, 1996

2.2 By-laws, effective as of September 24, 1996

2.3 Corporate Charter, dated September 24, 1996

2.4 Certificate of Amendment of Articles of Incorporation, dated June 15, 2000

2.5 Certificate of Correction, dated January 23, 2001

(3) Instruments Defining the Rights of Security Holders

See Exhibit 2.2

(6) Material Contracts

6.1 Purchase and Sale Agreement between Farrington International Inc. and 3W Cyber Logistics, Inc. dated July 11, 2000

6.2 Licensing Agreement between 3W Cyber Logistics, Inc. and Wice Marine Services Ltd., dated August 30, 2000

6.3 Licensing Agreement between 3W Cyber Logistics, Inc. and AA Freight Forwarding Inc., dated September 22, 2000

6.4 Licensing Agreement between 3W Cyber Logistics, Inc. and Wice Freight Services Inc., dated August 2, 2000

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

3W CYBER LOGISTICS, INC.

Date: December 13, 2001

By: /s/ Paul Dunn
Paul Dunn, President and Director

By: /s/ Li Ying Yan
Li Ying Yan, Secretary/Treasurer and Director

By: /s/ Brian Hall
Brian Hall, Director